Exhibit 12.1

CareFusion Corporation

Ratio of Earnings to Fixed Charges

(in millions)	3 Months Ended September 30, 2010	Fiscal Year Ended June 30,
		2010	2009	2008	2007	2006
Pretax Income from Continuing Operations	$58	$357	$343	$444	$199	$220
Fixed Charges (per below)	28	136	96	104	85	77
Interest Capitalized	(1)	(2)	—	(1)	—	—

Earnings	$85	$491	$439	$547	$284	$297

Interest and Other Financial Charges	$24	$118	$82	$90	$77	$70
Interest Portion of Rental Expense	4	18	14	14	8	7

Fixed Charges	$28	$136	$96	$104	$85	$77

Ratio of Earnings to Fixed Charges	3.0	3.6	4.5	5.3	3.3	3.8